FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	March, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F….X…. Form 40-F…….

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes …… No ….X….

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated March 29, 2006, relating to: Lafarge one of the first european companies to be compliant with article 404 of Sarbanes-Oxley act.

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PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, March 29, 2006

LAFARGE ONE OF THE FIRST EUROPEAN COMPANIES TO BE COMPLIANT

WITH SECTION 404 OF THE SARBANES-OXLEY ACT

Lafarge announces the results of its assessment of its internal control over financial reporting, carried out in accordance with the provisions of section 404 of the Sarbanes-Oxley Act. These results, which confirm the efficiency of the Group’s internal control over financial reporting, have been certified by Lafarge’s auditors.

This announcement has been made despite the fact that the obligations set out by the Sarbanes-Oxley Act in terms of internal controls only apply to European companies listed in the United States as from the 2006 fiscal year. Lafarge has therefore become one of the first groups outside the United States to be compliant with section 404 of the Sarbanes-Oxley Act.

Bruno Lafont, CEO of Lafarge, commented:

“This project has mobilized thousands of our employees around the world over a very short period of time and I am proud of the quality of the work carried out and of the result achieved. This certification attests to the transparency and reliability of our financial processes. It is also a sign of the increased strength and efficiency of our operational processes and a solid base from which to accelerate their standardization.”

Lafarge is the world leader in building materials, with top-ranking positions in all four of its businesses: Cement, Aggregates & Concrete, Roofing and Gypsum. With 80,000 employees in 75 countries, Lafarge posted sales of Euros 16 billions in 2005.

Lafarge is the only construction materials company to be listed in the 2006 ‘100 Global Most Sustainable Corporations in the World’. Lafarge has been committed to sustainable development for many years, pursuing a strategy that combines industrial know-how with performance, value creation, respect for employees and local cultures, environmental protection and the conservation of natural resources and energy. To make advances in building materials, Lafarge places the customer at the heart of its concerns. It offers the construction industry and the general public innovative solutions bringing greater safety, comfort and quality to their everyday surroundings.

Additional information is available on the web site at www.lafarge.com.

For release worldwide with simultaneous release in the United States.

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COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier:	33-1 44-34-92-32	Yvon Brind’Amour:	33-1 44-34-11-26

stephanie.tessier@lafarge.com		yvon.brindamour@lafarge.com

Lucy Wadge:	33-1 44-34-19-47	Danièle Daouphars:	33-1 44-34-11-51

lucy.wadge@lafarge.com		daniele.daouphars@lafarge.com

Louisa Pearce-Smith:	33-1 44-34-18-18

louisa.pearce-smith@lafarge.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 29, 2006	Lafarge (Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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